UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2011

000-51337
(Commission File Number)

RUSH METALS CORP.
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(Registrant’s Name)

11215 Jasper Avenue, Suite 505
Edmonton, Alberta  T5K 0L5
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]                                           Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Section 5 - Corporate Governance and Management

Item 5.02 Departure of Directors or Certain Officers: Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 12, 2011 Mr. Paul Noland resigned as Chief Executive Officer, Chief Operating Officer, President, Secretary and Director of Rush Metals Corp. (the “Company”).  The Company is not aware of any disagreements between Mr. Noland and any other officer or director of the Company.

We are providing Mr. Noland with a copy of this current report concurrent with this filing.  Should any subsequent communications with either party regarding their decision to resign reveal any disagreement between Mr. Noland and the Company, the Board or any executive officer of the Company regarding our operations, policies or practices, we will amend this report accordingly to disclose any such disagreement.

On February 12, 2011, Mr. Keith Diakiw, a current member of the Board of Directors since September 2008, was appointed Chief Executive Officer, President, and Secretary of the Company.   On February 11, 2011 Mr. Ron Daems was appointed Director of the Company effective immediately, to serve at the discretion of the Board of Directors, until his successor is duly appointed and qualified.  Set forth below is a brief description of the background and business experience of Mr. Diakiw and Mr. Daems over the past ten years.

Mr. Keith Diakiw, is a professional geologist who has field experience in Canada and Brazil.  Mr. Diakiw is currently working as a Production Geologist for Canadian Natural Resources Ltd. in Fort McMurray, Alberta, Canada.  From 2005 to 2006 he was employed by Wellsite Masters Ltd as a Well Site Geologist for an oil sands drilling program.  From 2003 to 2004, he worked as a Field Engineer for Schlumberger D&M in Brazil on offshore platforms, while in 2003, he was employed by EnCana Corporation as a Contract Geologist.  Prior to 2003, Mr. Diakiw was attending the University of Alberta where he successfully earned a Bachelor of Science with Specialization (Geology) in 2003 and a Bachelor of Arts (Anthropology/Archaeology) in 2002.  Furthermore, Mr. Diakiw began his university career at the University of Lethbridge and successfully earned a Bachelor of Science (Physical Geography) in 1996 and was U of L’s first Arts & Science CO-OP degree graduate.  Mr. Diakiw is a member of several professional organizations including the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA), the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM), and the Canadian Society of Petroleum Geologists (CSPG).  Mr. Diakiw is currently the President and director of Power Oil & Gas Inc.

Mr. Ron Daems brings extensive financial and resource industry experience to Rush Metals Corp.  In the span of his career he has focused primarily on business development, strategic planning and financial analysis, while serving as project manager for numerous capital ventures.  From 2000 through 2003 Mr. Daems was a portfolio manager for a multinational investment firm. In 2004 Mr. Daems founded and became the CEO of Emerging Business Solutions Inc., a privately held business development company focused primarily on assisting startup companies in the resource sector to develop their land acquisition strategies and their operational and administrative systems. Since January 2007 Mr. Daems has served as President and CEO of Capex Energy Services Inc., a privately held company.  Mr. Daems is currently the President and director of Strata Oil & Gas Inc. and a Director of Giant Oil & Gas Inc. and Power Oil & Gas Inc.

Notes about Forward-looking Statements

Statements contained in this current report which are not historical facts, may be considered "forward-looking statements," which term is defined by the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are based on current expectations and the current economic environment.  We caution readers that such forward-looking statements are not guarantees of future performance. Unknown risks and uncertainties as well as other uncontrollable or unknown factors could cause actual results to materially differ from the results, performance or expectations expressed or implied by such forward-looking statements.

 SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RUSH METALS CORP.

By: /s/ Keith Diakiw
Name:   Keith Diakiw
Title:     President and Chief Executive Officer

Date:    February 24, 2011